UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
B-50492

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PORT SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2717 W Coast HWY
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard H Lemmon Jr.	949-574-9286	Lemmon@portsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 406	Burbank	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard H Lemmon Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Port Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Port Securities, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 247,047
Clearing deposit	55,073
Commission receivable	37,026
Prepaid expenses	4,717
Total Assets	

	$ 343,863
	=======

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and other accrued expenses	$ 37,047

Total Liabilities	37,047

Stockholder's Equity		
Common stock (1500 shares authorized, 51 shares issued and outstanding, no par value)	$ 1,500	
Paid-in capital	27,000	
Retained Earnings	268,007	
Total Stockholder's Equity		306,816

Total Liabilities and Stockholder's Equity		$ 343,863
		=======

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Income
For The Year Ended December 31, 2025

Revenue		
Commissions	$	360,440
12B1 Fees		158,878
Interest Income		1,006

Total Revenue		520,324

Operating Expenses		
Auto		10,210
Clearing charges		46,261
Commissions		245,172
Data and communications		15,368
Insurance		2,615
Office expenses		4,297
Professional services		10,320
Regulatory fees		4,158
Rent		13,793
Salaries, wages		30,000
SEP IRA		6,000
Telephone		2,569
Travel and entertainment		62,576
All others		3,283

Total Operating Expenses		456,622

Income before tax and provision		65,309
Income tax provision		800

Net Income		65,309
		======

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc
Statement of Changes In Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance December 31, 2024	51	$ 1,500	$ 27,000	$ 268,007	$ 296,507
Net Income				65,309	65,309
Distributions				(55,000)	(55,000)
Balance December 31, 2025	51	$ 1,500	$ 27,000	$ 278,316	$ 306,816

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net Income	$	65,309
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in Clearing Deposit		(1,316)
(Increase) decrease in Commission Receivable		29,496
(Increase) decrease in prepaid expenses		(1,102)
Increase (decrease) in accounts payable		(8,666)
Net cash flows provided by operating activities		83,721
Cash Flows from Financing Activities		
Distributions		(55,000)
Net increase in cash		28,721
Cash at beginning of year		218,326
Cash at end of year		247,047
Supplemental Information		
Interest paid	$	
Income taxes paid	$	800

See Auditor's Report and Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Port Securities, Inc. (the "Company") was incorporated in the State of California on July 9, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
    Broker or dealer retailing corporate equity services, including:
    Broker or dealer selling government debt securities
    Mutual fund retailer
    Municipal securities broker
    Broker or dealer selling variable life insurance or annuities
    Put and call broker or dealer or option writer
    Private placement of securities

 The Company is exempt from the requirement of Rule 15c3-3 under the
Securities Exchange Act of 1934 pertains to the possession or control of customer assets and reserve requirements.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities- separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-ended mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-ended companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed Annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; Account supervision and investment advisory fees; administrative fees, revenue from research services; Rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured Products or from '40 Act companies and networking fees from '40 Act companies.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Commissions- Commissions and related clearing expenses are recorded on a trade-date basis as Securities transactions occur.

Provision for Income Taxes- The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's Taxable federal and state income is taxed directly to the stockholder. Additionally, the state of California Imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organizations tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2022 to the present, generally for three years after they are filed.

Segment Reporting: The company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions and agency transaction businesses. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting polices used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure on December 31, 2025.

Note 4- Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2025, consists of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$37,026	$0

The Company clears certain proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $302,099 which was $297,099 in excess of its required net capital of $5,000. The Company's net capital ratio was .12 to 1.

Note 7 – Income Taxes

As discussed in note 2 – Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. On December 31, 2025, the Company recorded franchise tax of $800.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17-a-4, as are customarily made and kept by a clearing broker or dealer.

Note 10 – Operating Lease

The Company leases office space on a month-to-month basis. Rent expense for the year end December 31, 2025, was $13,793. Management has reviewed ASC 842 Lease Accounting and is not applicable to the Company as their lease is on a month-to-month basis.

Note 11 – Retirement

The company has a SEP IRA of what the shareholder participates. Total retirement contribution for the year ended December 31, 2025, was $6,000.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025, through February 2, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Port Securities, Inc.
Schedule I – Computation of Net Capital Requirement
December 31, 2025

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 306,816
Nonallowable assets	
Prepaid expenses	(4,717)
Net Capital	302,099

Computation of Net Capital Requirements

Maximum net aggregate indebtedness	
6-2/3 % of net aggregate indebtedness	2470
Minimum dollar net capital required	5000
Net Capital required (grater of above amounts)	5000
Excess net capital at 1000% (net capital less 10% of Aggregate indebtedness)	297,099

Computation of Aggregate Indebtedness

Total liabilities	37,047
Aggregate Indebtedness to net capital	.12

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	302,099
Variance	
Net Capital per Audited Report	302,099

Port Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirement under Rule 15c3-3
As of December 31, 2025

As computation of reserve requirements is not applicable to Port Securities, Inc. as the Company
qualifies for exemption under Rule 15c3-3 (k) (2) (ii)
and as supported by footnote 74 to SEC Release 34-70073.

Port Securities, Inc.
Schedule III – Computation for Determination of Reserve
Requirement under Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii)
and as supported by footnote 74 to SEC Release 34-70073.

Port Securities, Inc.
Exemption Report

Port Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis ehere the funds are payable to the issuer or its agent and not the Company and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Port Securities, Inc.

By: _____

Title: President

Date: February 2, 2026

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Port Securities, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Port Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Port Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Port Securities, Inc., stated that Port Securities, Inc., met the identified exemption provisions throughout the most recent year without exception and (3) Port Securities, Inc. stated that Port Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the to Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended December 31, 2025 without exception. Port Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Port Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 2, 2026

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Port Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Port Securities, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Port Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Port Securities, Inc.'s management. My responsibility is to express an opinion on Port Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Port Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Port Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Port Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Port Securities, Inc.'s auditor since 2018.
Tarzana, California
February 2, 2026